UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 18, 2008

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                           ☒                                                                                  Form 40-F                                           ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes                            ☐                                                                                    No                                ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K (but, for the removal of doubt, excluding Exhibit 1 hereto) shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-153500), as such prospectus may be amended or supplemented from time to time.

Merger Integration

The Registrant announced on December 17, 2008, that:

1.               It expects the previously estimated A$700 million of integration costs associated with its merger with St.George Bank Limited (the “Merger”) to be incurred in the following periods: 4% in the fiscal year ended September 30, 2008, 61% in the fiscal year ending September 30, 2009, 31% in the fiscal year ending September 30, 2010 and 4% in the fiscal year ending September 30, 2011.  Approximately half of the integration costs will be related to information technology systems and operations.

2.               It has increased its previous estimate of targeted cost savings in connection with the Merger by the fiscal year ending September 30, 2011 from A$365 million to A$400 million.

3.               Following the Merger, it has conservatively allowed for A$500 million in fair value and acquisition adjustments in relation to the Merger.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K and Exhibit 1 hereto contain statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  The forward-looking statements include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions and results of operations and financial condition, including, without limitation, indicative drivers, forecasted economic indicators and performance metric outcomes.

We use words such as ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’, ‘on track’ or similar words to identify forward-looking statements.  These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from the expectations described in these materials.  Factors that may impact on the forward-looking statements made include those described in the sections entitled ‘Risk factors,’ ‘Competition’ and ‘Risk management’ in Westpac’s 2008 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on November 6, 2008.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in these materials.

Index to Exhibits

Exhibit No.	Description

1	Presentation – Westpac 2008 Merger Briefing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: December 18, 2008	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer